UTIME Limited

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

VIA EDGAR

September 21, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed August 20, 2020

File No. 333-237260

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letters received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 28, 2020 and September 15, 2020 (the “Letters”), regarding the Amendment No. 3 to Registration Statement on Form F-1 submitted to the Commission on August 20, 2020.

This letter is being submitted to the Staff with respect to the Company’s responses to the comments in the Letters. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s proposed response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form F-1 Amended August 20, 2020

Liquidity and Capital Resources, page 73

1.	We note your added disclosure on pages 29 and 75 that loans are subject to a covenant to maintain a specified level of monthly revenue. Please provide us your analysis of whether you must file the covenants with your registration statement.

Response: In response to the Staff’s comment, the Company has revised pages 29-30, and 74-76 of the Registration Statement to clarify the terms of the monthly revenue covenant under the Shenzhen Rural Commercial Bank loans, as well as the Company’s efforts to maintain compliance with these and other loan covenants, and related risks of potential default.

Mr. Russell Mancuso

September 21, 2020

Response dated September 11, 2020

General

Please reconcile the monthly revenue covenant mentioned in your response with the monthly operating income provisions in exhibits 10.10 and 10.11. Also reconcile your statement regarding compliance with covenants with the information on page F-4 of your prospectus regarding loss from operations.

Response: In response to the Staff’s comment, the Company has revised the unofficial translations contained in exhibits 10.10 and 10.11 of the Registration Statement to reconcile the language concerning the monthly revenue covenants with the corresponding disclosure in the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao, Chief Executive Officer
UTime Limited

cc:	Barry I. Grossman, Esq.

Jessica S. Yuan, Esq.